Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of April, 2011	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-               .)

For Immediate Release

April 15, 2011

Grupo Radio Centro Reports First Quarter 2011 Results

Mexico City, April 15, 2011 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the quarter ended March 31, 2011. All figures were prepared in accordance with the International Financial Reporting Standards (IFRS).

First Quarter Results

Broadcasting revenue in the first quarter of 2011 was Ps. 188,766,000, 13.5% higher than Ps. 166,281,000 in the first quarter of 2010. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico during the first quarter 2011 compared to the same period 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the first quarter of 2011 totaled Ps. 170,656,000, a 6.1% increase compared to Ps. 160,783,000 in the first quarter of 2010.  This increase was primarily due to (i) higher commissions paid to the Company’s sales force and to advertising agencies due to higher broadcasting revenue in the first quarter 2011 compared to the same period in 2010, (ii) higher costs and expenses related to sales, and (iii) increased production costs of talk shows.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) in the first quarter of 2011 was Ps. 18,110,000, a 229.4% increase compared to Ps. 5,498,000 in the first quarter of 2010.  This increase was attributable to the increase in broadcasting revenue described above.

Depreciation and amortization expenses in the first quarter of 2011 were Ps. 5,611,000, an 8.7% decrease compared to Ps. 6,144,000 in the first quarter of 2010.  This decrease was attributable to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses in the first quarter of 2011 totaled Ps. 3,778,000, compared to Ps. 3,778,000 in the first quarter 2010.

For the first quarter of 2011 the Company reported an operating income of Ps. 8,721,000, compared to an operating loss of Ps. 4,424,000 in the first quarter of 2010, mainly due to the increase in broadcasting income described above.

For the first quarter of 2011, other expenses, net, were of Ps. 15,020,000, an 11.6% increase compared to Ps. 13,455,000 in the first quarter 2010. This increase was mainly attributable to expenses incurred during the first quarter of 2011 in connection with the Los Angeles radio station.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2011 Results

The Company’s comprehensive financing cost in the first quarter of 2011 was Ps. 4,760,000 from Ps. 7,360,000 in the first quarter of 2010.  This 35.3% decrease was mainly attributable to a reduction in the interest expense paid in the first quarter of 2011 due to a reduction in the annual interest rate from 13% through March 18, 2010 to 9.5% thereafter combined with a reduction in the principal amount of the Company’s loan with Inbursa.

The Company reported a loss before income taxes in the first quarter of 2011 of Ps. 11,059,000, compared to loss before income taxes of Ps. 25,239,000 reported in the first quarter of 2010.

The Company recorded income taxes of Ps. 6,237,000 in the first quarter 2011, compared to Ps. 2,358,000 in the first quarter 2010 due to an increase in taxable income.

As a result of the foregoing, the Company’s net loss in the first quarter of 2011 was Ps. 17,296,000, compared to net loss of Ps. 27,597,000 in the first quarter of 2010.

Recent Events

The Company announced that its Audit Committee and Board of Directors have resolved that its new auditors for the fiscal year beginning January 1, 2011 will be Galaz, Yamazaki, Ruiz Urquiza, S.C., a  member firm of Deloitte Touche Tohmatsu, Limited.

The Company’s Board of Directors and Audit Committee have adopted in advance International Financial Reporting Standards (IFRS) applicable to financial information as of January 1, 2011. Financial results included in this press release from both first quarter 2011 and first quarter 2010 were prepared based on such standards and are fully comparable.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2011 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 110 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2011 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEET as of March 31, 2011 and 2010 (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1) )

	March 31
	2011		2010
	U.S.$(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	12,105	144,868	35,071

Accounts receivable:
Broadcasting, net	17,414	208,407	201,376
Other	647	7,747	8,446

	18,061	216,154	209,822

Prepaid expenses	2,348	28,106	110,754
Total current assets	32,514	389,128	355,647

Property and equipment, net	36,041	431,327	453,203
Prepaid expenses	0	0	3,636
Deferred charges, net	394	4,721	2,704
Excess of cost over book value of net assets of subsidiaries, net	69,258	828,863	828,863
Other assets	288	3,416	3,353
Total assets	138,495	1,657,455	1,647,406

LIABILITIES
Current:
Short-term debt	3,424	40,981	40,591
Advances from customers	6,487	77,631	95,820
Suppliers and other accounts payable	5,420	64,860	81,976
Taxes payable	4,432	53,040	34,891
Total current liabilities	19,763	236,512	253,278

Long-Term:
Long-term debt	6,685	80,000	120,000
Reserve for labor liabilities	4,345	51,997	47,838
Deferred taxes	802	9,594	2,166
Total liabilities	31,595	378,103	423,282

SHAREHOLDERS' EQUITY
Capital stock	88,568	1,059,962	1,059,962
Cumulative earnings	4,107	49,151	(18,428)
Reserve for repurchase of shares	2,506	29,989	29,989
Effect from Initial Adoption of IFRS	11,693	139,934	152,295
Majority shareholders' equity	106,874	1,279,036	1,223,818
Minority interest	26	316	306
Total shareholders' equity	106,900	1,279,352	1,224,124
Total liabilities and shareholders' equity	138,495	1,657,455	1,647,406
(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.9678 per U.S. dollar, the rate on March 31, 2011.

Grupo Radio Centro, S.A.B. de C.V.
First Quarter 2011 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENT OF INCOME
for the three-month  periods ended March 31, 2011 and 2010
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	March 31
	2011		2010
	U.S.$(1)	Ps.	Ps.

Broadcasting revenue (2)	15,773	188,766	166,281
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative expenses	14,260	170,656	160,783
Broadcasting income	1,513	18,110	5,498

Depreciation and amortization	469	5,611	6,144
Corporate, general and administrative expenses	316	3,778	3,778
Operating (loss) income	728	8,721	(4,424)

Other expenses, net	(1,255)	(15,020)	(13,455)

Comprehensive financing income (cost):
Interest expense	(392)	(4,691)	(7,620)
Interest income (2)	(3)	(39)	9
Gain (loss) on foreign currency exchange, net	(3)	(30)	251
	(398)	(4,760)	(7,360)

(Loss) income before income taxes	(925)	(11,059)	(25,239)

Income taxes	521	6,237	2,358
Net (loss) income	(1,446)	(17,296)	(27,597)

Net (loss) income applicable to:
Majority interest	(1,446)	(17,298)	(27,600)
Minority interest	0	2	3
	(1,446)	(17,296)	(27,597)

Net income (loss) per Series A Share (3)	0.036	0.4345	0.0992
Net income (loss) per ADS (3)	0.327	3.9105	0.8928
Weighted average common shares outstanding (000's) (3)		162,724	162,724

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.9678 per U.S. dollar, the rate on March 31, 2011.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2011 and 2010 was Ps. 461,000 and Ps. 920,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer

Date:           April 15, 2011